UNITED STATES
		  SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C.  20549

			      SCHEDULE 13D

		Under the Securities Exchange Act of 1934
			 (Amendment No.  3 )*


		   Adelphia Communications Corporation
------------------------------------------------------------------------
			   (Name of Issuer)

	       Class A Common Stock, par value $.01 per share
------------------------------------------------------------------------
		      (Title of Class of Securities)

			    006848105
------------------------------------------------------------------------
			  (CUSIP Number)

		      Dennis P. Coyle, Esq.
		  General Counsel and Secretary
			 FPL Group, Inc.
		     700 Universe Boulevard
		    Juno Beach, Florida 33408
			  (561)694-4644

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     (Name, Address and Telephone Number of Person Authorized to
	       Receive Notices and Communications)

			  January 28, 1999
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	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


				 SCHEDULE 13D
CUSIP NO. 006848105                                      Page 2  of 7 Pages


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1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Telesat Cablevision, Inc.
     I.R.S. Identification #: Not Required
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2.   Check the appropriate box if a member of a group*
							      (a) x

							      (b)
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3.   SEC Use Only

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4.   Source of Funds*
	  N/A

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5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
								---
---------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Florida

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Number of        7.  Sole Voting Power
Shares               -0-

Beneficially     8.  Shared Voting Power
Owned By             -0-

Each             9.  Sole Dispositive Power
Reporting            -0-

Person With     10.  Shared Dispositive Power
		     -0-
---------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
---------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*
								---
---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0%
---------------------------------------------------------------------------
14.  Type of Reporting Person*
     CO
---------------------------------------------------------------------------
		 *SEE INSTRUCTIONS BEFORE FILLING OUT!
			     SCHEDULE 13D

CUSIP NO. 006848105                                       Page 3 of 7 Pages
---------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     FPL Group Capital Inc
     I.R.S. Identification #: Not Required
---------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
							      (a) x

							      (b)
---------------------------------------------------------------------------
3.   SEC Use Only
---------------------------------------------------------------------------
4.   Source of Funds*
	   N/A
---------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
								 ---
---------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Florida
---------------------------------------------------------------------------
Number of        7.  Sole Voting Power
Shares               -0-

Beneficially     8.  Shared Voting Power
Owned By              -0-

Each             9.  Sole Dispositive Power
Reporting             -0-

Person With     10.  Shared Dispositive Power
		     -0-
---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
---------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*
								 ---
---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0%
---------------------------------------------------------------------------
14.  Type of Reporting Person*
     CO
---------------------------------------------------------------------------
		*SEE INSTRUCTIONS BEFORE FILLING OUT!
			    SCHEDULE 13D

CUSIP NO. 006848105                                     Page 4 of 7  Pages

---------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     FPL Group, Inc.
     I.R.S. Identification #: Not Required
----------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
							      (a) x

							      (b)
----------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------
4.   Source of Funds*
	   N/A
----------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
								 ---
----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Florida
----------------------------------------------------------------------------
Number of        7.  Sole Voting Power
Shares               -0-

Beneficially     8.  Shared Voting Power
Owned By             -0-

Each             9.  Sole Dispositive Power
Reporting            -0-

Person With     10.  Shared Dispositive Power
		     -0-
---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
---------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*
								 ---
---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0%
---------------------------------------------------------------------------
14.  Type of Reporting Person*
     CO
---------------------------------------------------------------------------
		  *SEE INSTRUCTIONS BEFORE FILLING OUT!
			      SCHEDULE 13D

CUSIP NO. 006848105                                       Page 5 of 7 Pages
---------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Mayberry Investments, Inc.
     I.R.S. Identification #: Not Required
---------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group*
							      (a)  x

							      (b)
---------------------------------------------------------------------------
3.   SEC Use Only
----------------------------------------------------------------------------
4.   Source of Funds*
     N/A
----------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
							      ---
----------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
----------------------------------------------------------------------------
Number of        7.  Sole Voting Power
Shares               -0-

Beneficially     8.  Shared Voting Power
Owned By             -0-

Each             9.  Sole Dispositive Power
Reporting            -0-

Person With     10.  Shared Dispositive Power
		     -0-
---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
---------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*
---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     0%
---------------------------------------------------------------------------
14.  Type of Reporting Person*
     CO

---------------------------------------------------------------------------
		  *SEE INSTRUCTIONS BEFORE FILLING OUT!

This document dated February 4, 1999, is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Telesat Cablevision, Inc. ("Telesat"), FPL Group Capital Inc ("Group Capital"), FPL Group, Inc. ("FPL Group") and Mayberry Investments, Inc., a Delaware corporation and wholly-owned subsidiary of Telesat ("Mayberry") as Amendment No. 3 ("Amendment No. 3") to their Statement on Schedule 13D dated March 10, 1995 (the "Statement"), as amended by Amendment No. 1 dated November 3, 1995 ("Amendment No. 1"), and by Amendment No. 2 dated August 5, 1997, and relates to the Class A Common Stock, par value $.01 per share, (the "Common Stock")
of Adelphia Communications Corporation (the "Company").   Telesat, Group
Capital, FPL Group and Mayberry are hereinafter collectively referred to as the "Reporting Persons." Amendment No. 3 is being jointly filed by the Reporting Persons pursuant to the joint filing agreement filed as Exhibit 12 to Amendment No. 2.

Item 2 of the Statement is hereby amended and supplemented as follows:

Item 2.  Identity and Background.

The information set forth in Schedule 1 to the Statement, in Schedule 2 to Amendment No. 1, and Schedule 3 to Amendment No. 2 has been updated in Schedule 4 attached hereto.

Item 5 of the Statement is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer.

On January 28, 1999, the Reporting Persons consummated the sale (the "Sale") of all of the shares of Common Stock and all of the shares of Series C Preferred Stock previously reported as beneficially owned by the Reporting Persons pursuant to this Schedule 13D and the amendments thereto. As of the date hereof, none of the Reporting Persons may be deemed to have or share voting and dispositive power over any Common Stock, or securities convertible into Common Stock, of the Company.

Other than as described herein, no Reporting Person has engaged in any transaction in the Common Stock of the Company within sixty days of the date hereof.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Sale was made to the Company pursuant to the Stock Purchase Agreement attached as Exhibit 13 hereto.

Other than as described in the Statement, Amendment No. 1, Amendment No. 2, and this Amendment No. 3, no Reporting Person has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 13: Stock Purchase Agreement dated January 28, 1999


				   -6-

			       SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 4, 1999                  FPL GROUP, INC.
					 /s/ Dennis P. Coyle
					 Name: Dennis P. Coyle
					 Title: General Counsel and Secretary


Dated: February 4, 1999                  FPL GROUP CAPITAL INC
					 /s/ Dennis P. Coyle
					 Name: Dennis P. Coyle
					 Title: Secretary


Dated: February 4, 1999                  TELESAT CABLEVISION, INC.
					 /s/ Dennis P. Coyle
					 Name: Dennis P. Coyle
					 Title: President


Dated: February 4, 1999                  MAYBERRY INVESTMENTS, INC.
					 /s/Scott A. Craig
					 Name: Scott A. Craig
					 Title: Treasurer






























				   -7-


				Schedule 4
     (Changes to the Information set forth in Schedules 1, 2 and 3)


Directors and Executive Officers of Telesat:

Leslie J. Gelber is no longer a Vice President.

Directors and Executive Officers of FPL Group Capital Inc:

Leslie J. Gelber is no longer a Vice President.

Directors and Executive Officers of FPL Group:

Mary Lou Kromer is Vice President, Corporate Communications

James P. Higgins is Vice President, Tax

Sherry S. Barrat was elected as a director. Ms. Barrat is President and Chief Executive Officer of Northern Trust Bank of California; 355 South Grand Avenue, Suite 2600, Los Angeles, California 90071

Lynne V. Cheney is no longer a director

Directors and Executive Officers of Mayberry Investments, Inc.:

Barbara M. Morris replaced Ingrid Schaut as President and Director Patrick M. Bryan replaced Edward F. Tancer as Secretary



			    Exhibit Index


Exhibit No.                    Title                            Page


Exhibit 13: Stock Purchase Agreement dated January 28, 1999      10